Ross M. Leff To Call Writer Directly: (212) 446-4947 ross.leff@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

September 2, 2014

Mark P. Schuman

Branch Chief - Legal

United States Securities

and Exchange Commission

Washington, DC 20549

Re:	GrubHub, Inc.

Registration Statement on Form S-1

Filed on August 25, 2014

File No. 333-198324

Dear Mr. Schuman:

On behalf of our client GrubHub Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 27, 2014, to Margo Drucker, Senior Vice President and General Counsel of the Company, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

Exhibit 5.1

1.	Staff’s Comment: The registration statement relates to both currently outstanding common stock, in the case of the shares offered by the selling stockholders, and shares to be issued, in the case of the shares offered by the company. With respect to the shares offered by the selling stockholders that are currently outstanding and being registered, counsel should opine that these shares are, as opposed to will be, duly authorized and validly issued, fully paid and non-assessable.

Beijing    Chicago    Hong Kong    Houston    London    Los Angeles    Munich    Palo Alto    San Francisco    Shanghai    Washington, D.C.

Mark P. Schuman

September 2, 2014

Response: The Company respectfully acknowledges the Staff’s comment and has revised the opinion of counsel in Exhibit 5.1 to Amendment No. 1.

2.	Staff’s Comment: The opinion states that it is not to be used, circulated, quoted or otherwise relied upon for any other purposes. This language is not appropriate because investors are entitled to rely on opinions filed as exhibits to the registration statement. See Staff Legal Bulletin No. 19 Section II.B.3.d. Please provide a revised opinion that removes this limitation on reliance.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the opinion of counsel in Exhibit 5.1 to Amendment No. 1.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4947 or my colleague Joshua Korff at (212) 446-4943.

Sincerely,

/s/ Ross M. Leff, Esq.

cc:	Ji Kim, Esq.

U.S. Securities and Exchange Commission

Margo Drucker, Esq.

GrubHub Inc.

Joshua N. Korff, Esq.

Kirkland & Ellis LLP

David Goldschmidt, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP